

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 3801, Building A, Sunhope e METRO
No. 7018 Cai Tian Road, Futian District, Shenzhen
Guangdong, China, 518000

   Re: ICZOOM Group Inc.
    Amendment No. 1 to Draft Registration Statement on Form F-1
    Submitted October 5, 2023
    CIK 0001854572

Dear Lei Xia:

   We have conducted a limited review of your registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Draft Registration Statement on Form F-1 submitted October 5, 2023

Commonly Used Defined Terms , page ii

1. Please revise your definition of "China" or the "PRC" to clearly state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

We may not be able to prevent others from unauthorized use of our intellectual property...., page 39

2. We note the changes you made to your disclosure appearing in this risk factor as compared to your disclosure in the same risk factor in your IPO registration statement on Form F-1 that went effective March 14, 2023. It is unclear to us that there have been changes in the intellectual property regulatory environment in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the

challenges you face. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of March 14, 2023.

Risks Related to Doing Business in China, page 49

3.   We note the changes you made to risk factors on pages 49-56 as compared to your disclosure in the same risk factors in your IPO registration statement on Form F-1 that went effective March 14, 2023. These changes include the deletion of references to control, comparisons of the Chinese regulatory regime to other jurisdictions, the revision of terms such as "harm" and "hinder" to less descriptive terms such as "affect," the revision of references to the Chinese regulatory regime having "uncertainties" and being "vague," and the revisions in the description of social and political changes in China. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of March 14, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Arila Zhou